Emeco Holdings Limited

ACN 112 188 815

Market release
18 August 2008

Successful Debt Refinancing

Emeco Holdings Limited is pleased to announce that it has successfully executed a 3 year $630 million senior debt package comprising a $595 million revolving senior debt facility and $35 million working capital facility.

This refinancing will replace the group's existing $515 million debt facilities which were to mature within the next 12 months. The banking syndicate comprises 8 domestic and international banks led by Westpac, CBA, Bank of Scotland International and ANZ.

The senior debt facilities will be used to fund the group's existing businesses and the additional facility headroom, together with the company's strong operating cash flows will be used to fund growth opportunities over the next 3 years.

Emeco CEO Laurie Freedman said "Securing the new debt facility at the pricing levels achieved, in such a challenging credit market, is an indication of the underlying value of the Emeco business and acknowledgement of our prospects for the future."

We will continue our strategic focus on extracting greater returns from the current invested capital, while predominately pursuing value adding organic growth opportunities within our existing regions and markets."

As a result of the refinancing, Emeco's effective cost of debt will increase by approximately 130bps from current levels which the Company considers reasonable in the current credit market environment.

Further enquiries can be directed to:

Laurie Freedman
Chief Executive Officer
+61 8 9420 0222

Stephen Gobby
Chief Financial Officer
+61 8 9420 0222

dw 8/20

About Emeco

Emeco is a leading global provider of heavy earthmoving equipment with offices in Australia, Indonesia, the Netherlands, Canada and the USA. Emeco has integrated rental, sales, parts, maintenance and procurement into a single business for high reliability, low-houred heavy earth moving equipment for the mining and civil construction sectors. Emeco is not aligned with any earthmoving equipment manufacturer. Its rental fleet comprises more than 1,000 machines and includes equipment manufactured by Caterpillar, Hitachi, Komatsu, Liebherr and Volvo.

Emeco's ordinary shares are traded on the Australian Stock Exchange under ASX code EHL.

ASX

AUSTRALIAN SECURITIES EXCHANGE

ASX Limited
ABN 98 008 624 691
20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334

Facsimile:

Australia: 1300 135 638
New Zealand: 0800 449 707
International: 61 2 9347 0005
61 2 9778 0999

www.asx.com.au
DX 10427 Stock Exchange Sydney

Facsimile

To	Company Secretary
Company	EMECO HOLDINGS LIMITED
Fax number	0893211366
From	ASX Limited – Company Announcements Office
Date	18-Aug-2008
Time	09:11:09
Subject	Confirmation Of Receipt And Release Of Announcement
Number of pages	1 only

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Senior debt refinancing

If ASX considers an announcement to be sensitive, trading will be halted for 10 minutes.

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Once "pre-open" period is completed, full trading of the company's securities recommences.

END